Exhibit 99.1

September 10, 2026

To Our Shareholders:

2-5-9,Kotobashi,Sumida-Ku,Tokyo

Tokyo Lifestyle Co., Ltd.

Representative Director     MEI KANAYAMA

PUBLIC NOTICE REGARDING THE ISSUANCE OF SHARES FOR SUBSCRIPTION

Tokyo Lifestyle Co., Ltd. (the “Company”) hereby announces that, at a meeting of its Board of Directors held on September 10, 2026, the Company resolved to issue shares for subscription by way of a third-party allotment, consisting of (i) an issuance of shares for subscription in exchange for cash payment and (ii) an issuance of shares for subscription by way of a third-party allotment through a debt-to-equity swap (“DES”), whereby loan receivables against the Company will be contributed in kind as property contributed for the subscription, as set forth below.

Accordingly, pursuant to Article 201, Paragraphs 3 and 4 of the Companies Act of Japan, the Company hereby gives public notice of the issuance of shares for subscription set forth below.

Sincerely yours,

1.	Issuance of Shares for Subscription by Way of a Third-Party Allotment in Exchange for Cash Payment

(1) Class and Number of Shares for Subscription	1,396,755 common shares of the Company
(2) Amount to be Paid per Share for Subscription	An amount calculated by dividing JPY 58,838,000 by 1,396,755 shares
(3) Total Amount to be Paid	JPY 58,838,000
(4) Payment Date	September 29, 2026
(5) Amounts of Increase in Stated Capital and Capital Reserve	Stated Capital: JPY 29,419,000 Capital Reserve: JPY 29,419,000
(6) Method of Offering	By way of a third-party allotment

2.	Issuance of Shares for Subscription by Way of a Third-Party Allotment (Debt-to-Equity Swap (DES)) with Loan Receivables as Property Contributed in Kind

(1) Class and Number of Shares for Subscription	12,106,893 common shares of the Company
(2) Amount to be Paid per Share for Subscription	An amount calculated by dividing JPY 510,000,000 by 12,106,893 shares
(3) Total Amount to be Paid	JPY 510,000,000
(4) Date of Delivery of Property Contributed in Kind	September 29, 2026
(5) Amounts of Increase in Stated Capital and Capital Reserve	Stated Capital: JPY 255,000,000 Capital Reserve: JPY 255,000,000
(6) Method of Offering	By way of a third-party allotment
(7) Property to be Contributed in Kind	Loan principal receivables in the aggregate amount of JPY 510,000,000 held by TOKUSHIN G.K. against the Company under the loan agreement, the debt acknowledgment and amendments to which were made pursuant to the Amendment Agreement to Subordinated Loan Agreement dated September 10, 2026.
(8) Contributor of Property and Allottee	TOKUSHIN G.K.

End of Notice